TRAILBLAZER ACQUISITION CORP.

52 West 57th Street, 27th Floor

New York, NY 10019

September 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Stacie Gorman

Re:	Trailblazer Acquisition Corp.
Registration Statement on Form S-1
Filed July 11, 2025, as amended File No. 333-288651

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Trailblazer Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on September 9, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Eric Semler
Eric Semler
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP